Issuer: SmartCard Marketing Systems Inc OTC:SMKG

CIK: 0000900475

Transfer Agent; Manhattan Transfer of NY.

20c Trolley Square, Wilmington De, 19806

1-866-843-7296

www.smartcardmarketingsystems.com

About SMKG

A Fintech Accelerator a payments and Incentives solution for Banks, Telecom & Global Enterprises with retail & enterprises merchant portfolio's. SMKG is creating a new channel of business offering up an ecosystem of Cloud SAAS & mobility solutions that solves Interoperability, Security, Scalability and KYC (know your client) standards in business processes through payments acceptance.

Memorandum of Agreement

Feb 9th, 2020

Between;

Issuer: SmartCard Marketing Systems Inc OTC:SMKG

Represented by CEO Massimo Barone , Address: 3079 ave. Des Aristocrates, Laval, Qc, Canada H7e5h3

&

Investor Name: Michael Balzer Address:

Address: Heinz-Klever-Strasse 10, 41564 Kaarst, Germany

Offering;

- **Amount of Investment; $150k (One Hundred and Fifty thousand USD)**
- **The price per common share offering for the Investor; $0.015 (one and half cent) USD. The total common shares represented by the value invested are equal to 10,000,000 (Ten Million Shares).**
- **Note:** ***The investment does not constitute a control position or person.***

MB

The current proposed undertaking below is offered between the Issuer and the Investor. The guarantee of principle by the Issuer to fulfill its obligation to the Investor is by authority and approval of the CEO & Chairman of the Board of the Issuer, Massimo Barone, a Montreal born Entrepreneur and founder of the Delaware Corporation.

Undertaking by the Issuer:

Whereas the Issuer SmartCard Marketing Systems Inc, an OTC Markets Group publicly listed company having its registered office at 20c Trolley Square, Wilmington, De 19806 has entered into an *Undertaking* with the investor Mr Michael Balzer, also an industry professional in the Payments Industry.

The Issuer acknowledges the investment being made by the above to have a special decree to guarantee the sum of capital investment of $150K (One Hundred fifty Thousand USD) for a period of 14 (fourteen) months. This provision entitles the investor a guarantee on the principal investment of his capital for the 14 (fourteen) month period. In the event the investor sells their common shares within the 14 (fourteen) month period and in affect realizes a loss of principal capital, the Issuer undertakes upon confirmation by the investor within 30 (Thirty) business days of having received notification will immediately act to compensate the investor with the replacement of loss of capital to replace the principal capital.

Undertaking by Investor

The investor acknowledges the undertakings by the Issuer and agrees to provide upon signing of the Memorandum the sum of $150k (One Hundred fifty Thousand USD). The Investor indicates below the total sum of the amount invested to fulfill the investment obligation or declares below the initial sum at signing and the consecutive tranches within a 90 (ninety) day period from signing to complete the obligation to the Issuer. If the entire sum of the above is completed in the first transfer, the issuer will acknowledge on receipt of the funds and instruct the Transfer Agent to fulfill the issuance of the certificate.

1) **$ 75,000.00**
2) **$ 75,000.00**

Wire Confirmation to Issuer;

Payment of capital investment to the Issuers Bank; at Silicon Valley Bank USA, upon signing of the Memorandum the Issuer will provide the Wiring Details of the receiving Financial Institution,

The Securities Act of 1933, also known as the 1933 Act, the Securities Act, the Truth in Securities Act, the Federal Securities Act, and the '33 Act, was enacted by the United States Congress on May 27, 1933, during the Great Depression, after the stock market crash of 1929.

W-9 Foreigners and Entities

Resident aliens and American citizens use a W-9 form for certification of tax identification numbers. Although the W-8 form is an IRS form, it is submitted only to financial companies that request it and not to the IRS. The form applies to non-resident alien individuals, foreign entities and exempt foreign persons.

MB

Securities Act Rule 144.

Rule 144 provides an exemption and permits the public resale of restricted or control securities if a number of conditions are met, including how long the securities are held, the way in which they are sold, and the amount that can be sold at any one time

Voting Eligibility

Typically, only a record owner is eligible for voting at a shareholder meeting. Corporate records name all owners of shares on a record date preceding the meeting. Shareholders not listed in the record on the record date may not vote. The shareholder must be fully vested for their votes to be eligible and not any amounts outstanding. In the event of a dispute, any shares unpaid for in full will not be eligible for voting.

Proxy Voting

Shareholders may assign their rights to vote to another party without giving up the shares. The person or entity given the proxy may vote without consulting the shareholder (this is at their discretion if registered thirty days advance notification to the Board of the company.

Offering Disclosures by the Issuer

The Issuer has filed with the SEC a Regulation A which is an exemption from registration for public offerings. Regulation A has two offering tiers: Tier 1, for offerings of up to $20 million in a 12-month period; and Tier 2, for offerings of up to $50 million in a 12-month period. For offerings of up to $20 million, companies can elect to proceed under the requirements for either Tier 1 or Tier 2.

There are certain basic requirements applicable to both Tier 1 and Tier 2 offerings, including company eligibility requirements, bad actor disqualification provisions, disclosure, and other matters. Additional requirements apply to Tier 2 offerings, including limitations on the amount of money a non-accredited investor may invest in a Tier 2 offering, requirements for audited financial statements and the filing of ongoing reports. Issuers in Tier 2 offerings are not required to register or qualify their offerings with state securities regulators.

Investment risk.

That an actual return on an **investment** will be lower than the investor's expectations. All **investments** have some level of **risk** associated it due to the unpredictability of the markets.

JMB

Terms: The parties agree to the above terms and conditions of this memorandum undertaking and have agreed for the documents to be in English and can be signed digitally and exchanged by email or fax by either party. The parties agree to the Jurisdiction of the New York State, Manhattan.

We Seek Safe Harbor

Registration of Issuance by the Issuer; For Record Copy of Manhattan Transfer Inc.

Share Issuance Certificate Name:

First #	Last Email;	Registered Address

Address for Delivery; If different from the above

Issuer: SmartCard Marketing Systems Inc OTC:SMKG

Massimo Barone CEO	Sig:

Date: Feb 09/ **2020** **signed at: 3055 Boul St Martin Ouest, Laval Qc Canada**

Investor

Michael Balzer	Sig:

Date: Feb 9th, 2020 **signed at: Heinz-Klever-Strasse 10, 41564 Kaarst, Germany**

Witness: Issuer SmartCard Marketing Systems Inc.

CFO Michele Tasillo

Michelle Tasillo Sig;
Date: 2020-02-09